United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 5, 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

5 April 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
29 March 2019	100	51.53	51.53	51.530000	BATS Global Markets Secondary Exchange (“BYX”)
29 March 2019	100	51.5	51.5	51.500000	IEX (“IEXG”)
29 March 2019	130,300	51.35	51.9	51.637701	New York Stock Exchange (“NYSE”)
29 March 2019	100	51.5	51.5	51.500000	OTC Markets (“OTC”)
29 March 2019	100	51.53	51.53	51.530000	CBOE EDGX Equity Exchange (“XDEX”)
01 April 2019	102,940	51.25	51.84	51.546212	NYSE
02 April 2019	108,800	50.76	51.63	51.077423	NYSE
03 April 2019	101,000	50.23	50.85	50.686288	NYSE
04 April 2019	103,000	50.61	50.89	50.761080	NYSE

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Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc. as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	1, 2, 3 and 4 April 2019	29 March 2019
Investment firm:	HSBC Securities (USA) Inc.	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:
https://www.ccep.com/system/file_resources/5301/190405_Weekly_Buyback_Programme_indiv_trade_details_Cover_page.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: April 5, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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